October 23, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin Dougherty

Re:	Sunshine Silver Mining & Refining Corporation
Registration Statement on Form S-1 (File No. 333-249224)
Request for Acceleration of Effective Date

Dear Mr. Dougherty:

We refer to the registration statement on Form S-1 (File No. 333- 249224) (as amended, the “Registration Statement”) of Gatos Silver, Inc. (the “Company”) relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Tuesday, October 27, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 2,898 copies of the Preliminary Prospectus of the Company, dated October 16, 2020, from October 16, 2020 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

BMO Capital Markets Corp.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC

As Representatives of the Several Underwriters

BMO Capital Markets Corp.

By:	/s/ Eric Benedict
	Name:	Eric Benedict
	Title:	Managing Director, ECM

GOLDMAN SACHS & CO. LLC

By:	/s/ Heng Vuong
	Name:	Heng Vuong
	Title:	Managing Director

RBC Capital Markets, LLC

By:	/s/ Michael Davis
	Name:	Michael Davis
	Title:	Managing Director

[Signature Page to Acceleration Request]